DUBUC MOTORS INC.

1370 Willow Road, Menlo Park, CA 94025	3000 Watt # 12, Quebec, Quebec, G1X 3Y8

January 6, 2017

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, North East
Washington, D.C. 20549

RE: Dubuc Motors Inc. - Offering Statement on Form 1-A
Filed November 7, 2016 - File No. 024-10632

We confirm receipt of your letter dated December 2, 2016, which provided your comments on our Form 1-A. We have responded using the same reference numbers and heading references as in your letter to reply as follows:

General

1. Revision of Testing the Water Notice on StartEngine. We have revised our Testing the Water Notice on StartEngine to include the following statement:

"An offering statement regarding this offering has been filed with the SEC. You may obtain a copy of the offering circular that is part of that offering statement from:

https://www.sec.gov/Archives/edgar/data/1688361/000168836116000001/form1a_dubucnov32016v6.htm

You should read the offering circular before making any investment."

We will ensure the foregoing text will be added to the Testing the Water Notice that appears on our press releases and other Testing the Water materials going forward.

Part I, Item 4

2. Time Length of Proposed Offering. We have revised our disclosure Part I, Item 4 to indicate that we will be offering our securities on a continuous basis pursuant to Rule 251(d)(3)(i)(F). We also confirm we are aware such an offering is subject to the limits set out in Rule 251(d)(3)(i)(F) of Regulation A which we understand has three principal requirements:

  offerings must commence within two calendar days after qualification;
  offerings must be continuous if extended beyond the initial 30 days following qualification; and
  the amount must be such that the issuer reasonably expects to be sold within two years from the qualification date.

We expect to begin selling our securities within two calendar days after qualification in several jurisdictions including Canada. We will continue to market and raise capital under the offering until the full $20 million has been sold. We believe our expectations with regard to the amount we intend to raise is reasonable given the time period provided.

Part II

Offering Circular Cover Page

3. Footnote 3 - Total Offering Expenses. We have amended footnote 3 to include the total expenses we anticipate in connection with this offering.

Risk Factors

We cannot assure that a public trading market for our Common Stock, page 7

4. Missing Portion of Last Sentence of Public Trading Market Risk Factor. This must have been an HTML software conversion error. We have confirmed the missing portion of the last sentence in this risk factor appears in the HTML version of our offering circular.

Plan of Distribution, page 10

Subscription, page 10

5. Describe investment process of prospective investors who have indicated a non-binding indication of interest on Start-Engine to subscribe in the offering. We have added addtional disclosure regarding the investment process as we understand it in the offering circular.

Use of Proceeds, page 12

6. Footnote 1– Offering Expenses, to Table, page 13, We have amended footnote 1 to include the estimated expenses associated with posting offering information on StartEngine.com under each of the scenarios.

7. Government Certification. We estimate the cost of obtaining vehicle safety certification from the government will be approximately $2 million. Government certification of our vehicle manufacturing facilities we estimate it will cost an additional $3 million. We do not intend to operate as a dealership and therefore will not need to seek government certification as a dealership. We have revised our Use of Proceeds table on page 12 and the corresponding table on page 23 to clarify the cost associated with obtaining government certification.

Products and Services. Page 16

8. EPA Range of Tomahawk. We are currently using lithium batteries in our prototype vehicles. These batteries are not unique to our vehicle other than we plan on using a 100kWh battery pack versus a 60kWH or 85kWH battery common in most mass marketed vehicles. A 100kWh battery pack uses the same cells as in previous packs but the pack is reorganized to fit more cells. Determining the estimated range is a matter of the size of the battery divided by the range per kWh. Electric cars can drive 3-4 miles on a single kWh. As battery size increases they become heavier which reduces the range per kWh. The battery pack manufacturers Samsung SDI an LG Chem estimate this battery actually has a range of 400 miles per charge. We chose to under estimate its performance even though we have 10% more cells in our battery pack than Tesla's model S due to more space in our vehicle.

Tesla is currently using a 100kWh battery pack in its model S and X vehicles (https://electrek.co/2016/08/23/tesla-100-kwh-battery-pack-quickest-car-ever/), and is expected to start using a 110kWh battery sometime in spring 2017.

We have revised our disclosure in the document to clarify how we estimated the vehicle range in our battery packs.

Plan of Operations, page 25

9. Informal Commitment of Directors and Officers to Provide Funds. We have revised the disclosure in this section to clarify the limited nature of the funding our directors and officers can provide.

10. Need to Raise Additional Funding. If we are successful in raising $20 million we will be able to reach the vehicle production stage. We do not intend to build a fully-automated vehicle assembly line which would require considerably more capital. We also do not intend to mass produce our vehicles. We expect we will produce a limited number of vehicles each year with the focus being on quality and the unique features of our vehicles versus becoming a mass production vehicle manufacturer. We do expect we will need to raise additional capital for production inputs in year two but this amount is closer to $1 million and not $100 million. We have revised the disclosure on page 27 accordingly to reflect this much lesser need for future capital the following year after this proposed offering and we have revised the corresponding risk factor on page 2 of the offering circular accordingly.

Securities Being Offering, page 39

11. Exclusive Forum Provision in Amended and Restated Certificate of Incorporation. We have added disclosure regarding this provision under the section Securities Being Offered and added a risk factor under the section Risk Factors - Risks Related to Our Common Shares discussing the potential impact of this provision.

Independent Auditor’s Report, page 49

12. Introductory Paragraph to Audit Report. Again, this must have been an HTML software conversion error. We have confirmed the missing portion introductory paragraph of the report regarding the financial statements covered by the audit is included in the HTML version of our offering circular.

Index to Exhibits, page 62

13. Exhibit 16 - Opinion as to the Validity of Securities. An opinion as to the validity of the securities has been filed as an exhibit.

Exhibit 4

14. Subscription Agreement. The representation that investors have read the offering circular has been removed from section 2.06 of the Subscription Agreement, and the Subscription Agreement has been refiled as an exhibit.

Signatures

15. Signature of Principal Accounting Officer. We had added "Principal Accounting Officer" to the list of capacities in which Mr. Mario Dubuc serves for our company.

The revised Form 1-A, revised Subscription Agreement, and Opinion Letter have been filed on EDGAR.

We trust you will find the enclosed in order.

Yours Truly,

DUBUC MOTORS INC.

/s/ Mario Dubuc

Per:
Mario Dubuc
Chief Executive Officer, Chief Financial Officer,
Principal Accounting Officer and Director

Enclosures